                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        TEXAS BIOTECHNOLOGY CORPORATION
                                (Name of Issuer)

                        TEXAS BIOTECHNOLOGY CORPORATION
                      (Name of Person(s) Filing Statement)

                   REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                         (Title of Class of Securities)

                                   88221T112
                     (CUSIP Number of Class of Securities)

                        TEXAS BIOTECHNOLOGY CORPORATION
                         7000 FANNIN STREET, SUITE 1920
                              HOUSTON, TEXAS 77030
                                 (713) 796-8822

                                    Copy to

                                ROBERT G. REEDY
                            PORTER & HEDGES, L.L.P.
                           700 LOUISIANA, 35TH FLOOR
                              HOUSTON, TEXAS 77002
                                 (713) 226-0600
          (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

                               NOVEMBER 12, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION                            AMOUNT OF FILING FEE
           ---------------------                            --------------------
              $1,020,625.00(1)                                    $204.13

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of filing.

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. Calculated based on the average of the high and low sales prices of the registrant's Redeemable Common Stock Purchase Warrants as reported on the American Stock Exchange on November 10, 1998.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Schedule 13E-4 relates to the actions taken by Texas Biotechnology Corporation (the "Company") to extend the exercise deadline of its outstanding Redeemable Common Stock Purchase Warrants (the "Warrants") from 5:00 p.m., eastern standard time, on December 14, 1998 (the "Exercise Deadline") to 5:00 p.m., eastern standard time, September 30, 1999. The Warrants are scheduled to expire at 5:00 p.m., eastern standard time, on December 14, 1998.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer and the address of its principal executive office are: Texas Biotechnology Corporation, 7000 Fannin Street, Suite 1920, Houston, Texas 77030.

     (b) The exact title and mount of the class of securities being sought are all outstanding Warrants of the Company. As of November 9, 1998, there were 4,082,500 Warrants outstanding. Each eligible Warrant is exercisable for one share of Common Stock at a price of $8.44.

     The following officers, directors and affiliates of the Company own
Warrants:

                                                                      NUMBER OF
                                                                       WARRANTS
                                                                     BENEFICIALLY
                          NAME                             TITLE         HELD
                          ----                            --------   ------------
James A. Thomson........................................  Director      5,000

     (c) The Company's common stock, $.005 par value (the "Common Stock"), and the Warrants are traded on the American Stock Exchange (the "ASE"). The Common Stock trades under the symbol TXB. The following tables sets forth the high and low sales prices for the Common Stock based on closing transactions during each specified period as reported by the ASE:

                                                           FISCAL 1997      FISCAL 1996
                                                               BID              BID
                                                           ------------     -----------
                                                           HIGH     LOW     HIGH    LOW
                                                           ----     ---     ----    ---
First Quarter............................................  $7 1/4   $3 7/8  $5 1/2  $2
Second Quarter...........................................   6 3/16   3 3/4   6 9/16  3 1/2
Third Quarter............................................   6 1/2    4 9/16  4 7/16  2 3/8
Fourth Quarter...........................................   6 11/16  5       4 3/4   2 15/16

     The Warrants trade under the symbol TXBws. The following table sets forth the high and low sales prices for the Warrants as reported by the ASE.

                                                           FISCAL 1997       FISCAL 1996
                                                               BID               BID
                                                           ------------      -----------
                                                           HIGH     LOW      HIGH    LOW
                                                           ----     ---      ----    ---
First Quarter............................................   $2 3/8  $ 11/16  $1 1/4  $ 1/4
Second Quarter...........................................    1 1/2    3/4     1 7/8    9/16
Third Quarter............................................    1 9/16   7/8     1 1/8    9/16
Fourth Quarter...........................................    1 5/8    7/8     1 1/16   1/2

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) No funds or other consideration are being offered by the Company for the extension of the Exercise Deadline.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The purpose of the tender offer is to extend the Exercise Deadline of the Warrants to 5:00 p.m., eastern standard time, September 30, 1999. The Company believes that this extension of the Exercise Deadline will provide Warrant holders an opportunity to benefit from exercise of a portion of their Warrants. There are no present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any changes in the present board of directors or management of the issuer including, but not limited to, any plans or proposals to change the number or the terms of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

          (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the issuer;

          (f) Any other material change in the issuer's corporate structure or business, including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of equity security of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity security of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) The suspension of the issuer's obligation to file reports pursuant to Section 15(d) of the Act.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company will bear all expenses incurred in connection with the tender offer. Corporate Investor Communications, Inc has been engaged to make solicitations in connection with the tender offer for a fee of approximately $450, plus out-of-pocket expenses. Brokerage houses, banks and other custodians, nominees and fiduciaries will be reimbursed for their customary out-of-pocket and reasonable expenses incurred in forwarding tender offer materials to their clients who are beneficial owners of the Warrants.

ITEM 7. FINANCIAL INFORMATION.

     (a) None.

     (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) Upon termination of the tender offer the Company will notify the ASE of the extension of the Exercise Deadline.

     (c) Not applicable.

     (d) None.

     (e) None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (1) Texas Biotechnology Corporation press release dated November 12, 1998.

     (2) Form of Notice to Warrant Holders dated November 12, 1998.

     (3) Response Form.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TEXAS BIOTECHNOLOGY CORPORATION

                                            By:   /s/ STEPHEN L. MUELLER
                                               ---------------------------------
                                               Name:  Stephen L. Mueller
                                               Title: Vice President Finance
                                                      and Administration

Dated: November 12, 1998

                                 EXHIBIT INDEX

Exhibit (1) -- Texas Biotechnology Corporation press release dated November 12,
               1998.

Exhibit (2) -- Form of Notice to Warrant Holders dated November 12, 1998.

Exhibit (3) -- Response Form.